November 22, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street NE Washington, D.C. 20549	White & Case LLP 555 South Flower Street Suite 2700 Los Angeles, California 90071-2433 T +1 213 620 7700 whitecase.com

Attn:	Tyler Howes

Re:	Apollomics Inc.

Draft Registration Statement on Form F-4

Submitted September 29, 2022

CIK No. 0001944885

Mr. Howes:

On behalf of our client, Apollomics Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced draft registration statement on Form F-4 submitted on September 29, 2022 (the “Draft Registration Statement”), contained in the Staff’s letter dated October 26, 2022 (the “Comment Letter”).

The Company has filed via EDGAR its first Registration Statement on Form F-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-4 submitted September 29, 2022

Cover Page

1.

We note your disclosure that you face various legal and operational risks associated with doing business in China. Please revise to make clear whether these risks could cause the value of your securities to significantly decline or be worthless. Please also revise your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to data security and anti-monopoly concerns, have or may impact Apollomics’ ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement.

November 22, 2022

2.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Additionally, revise your diagram of the structure of Apollomics following the business combination on page 27 to briefly describe the operations of your subsidiaries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement to disclose how the Company refers to the holding company and subsidiaries throughout the Registration Statement and which subsidiaries are conducting the Company’s business operations. The Company has also revised the diagram of the structure of the Company before and following the Business Combination by adding clarifying notes on pages 28 and 29 to briefly describe the operations of the Company’s subsidiaries.

3.

Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure and a cross-reference to the consolidated financial statements on the cover page of the Registration Statement.

4.

We note your disclosure that the Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China establishes a framework for the PCAOB to conduct inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong. Please revise to also disclose that the PCAOB will be required to reassess its determinations by the end of 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement to disclose that the PCAOB will be required to reassess its determinations by the end of 2022.

Industry and Market Data, page 2

5.

We note your disclosure that industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. This statement implies a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: The Company acknowledges the Staff’s comment and has removed such statement.

November 22, 2022

Questions and Answers About the Proposals

Q. What conditions must be satisfied to complete the Business Combination?, page 18

6.	Please revise to identify the conditions that the parties may waive and still proceed with the business combination, as you have done on page 174.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Registration Statement to identify the conditions that the parties may waive and still proceed with the Business Combination.

Q. How will the Sponsor and Maxpro’s officers and directors vote in connection with the Stockholder Proposals?, page 23

7.	Please disclose if any consideration was received by the Sponsors in connection with their agreement to vote their shares in favor of the business combination agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 of the Registration Statement.

Q. May the Sponsor or Maxpro’s directors, officers or advisors, or their affiliates, purchase shares in connection..., page 24

8.

We note the statement that the Sponsors and their affiliates may purchase shares and/or warrants with the purpose of voting them in favor of the Business Combination. Please provide your analysis on how such purchases would comply with the requirements of Rule 14e-5. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 in your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23, 24 and 25 of the Registration Statement to reflect the Staff’s guidance in Tender Offer and Schedules CDI Question 166.01.

Summary of the Proxy Statement/Prospectus

Apollomics, page 25

9.

Please revise your summary to provide more background on Apollomics’ business including a more complete discussion of the development status of your products. Please also discuss any steps you must take before commercialization of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26 - 27 of the Registration Statement.

November 22, 2022

10.	Clearly identify the entity in which investors hold their interest and the entities in which the company’s operations are conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 - 29 and page 41 of the Registration Statement.

11.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure on page 43 of the Registration Statement.

Structure of Apollomics Before the Business Combination, page 26

12.	Please revise your disclosure to affirmatively state, if true, that Apollomics’ corporate structure contains no variable interest entities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 28, 29 and 41 of the Registration Statement to affirmatively state that the Company’s corporate structure contains no variable interest entities.

13.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Additionally, disclose if you have specific cash management policies that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure on pages 41 - 43 of the Registration Statement and added cross references to such disclosure on pages 28 and 30 of the Registration Statement.

PRC Regulatory Approvals, page 34

14.

Please revise your disclosure to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We note your disclosure that you relied on the advice of PRC counsel JunHe LLP. Please file the consent of counsel as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 173 of the Registration Statement and has filed the consent of the PRC counsel JunHe LLP as an exhibit to the Registration Statement.

November 22, 2022

Summary of Certain Risk Factors, page 38

15.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor, provide a cross reference to the corresponding risk factor in the risk factors section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44 - 46 of the Registration Statement. We respectfully advise the Staff that adding individual cross-references for each corresponding risk factor would necessarily lengthen the summary risk factor disclosure to greater than two pages in length, a requirement under Item 105 of Regulation S-K, without removing the summary risk factors arguably most material to investors. In addition, we respectfully advise the Staff that the disclosure on pages 44 and 46 should provide sufficient and customary disclosure to guide an investor to the location of each corresponding risk factor in the Risk Factors section of the Registration Statement.

16.

Please relocate your discussion of risks related to your operations in China to the beginning of this section and make a corresponding change in your risk factors section. In your revisions, consider separating the risks highlighted here into distinct sections, as you have done in your risk factors section.

Response: In response to the comment of the Staff, the Company has relocated the discussions of risks related to its operations in China to the beginning of this section and has made a corresponding change to the risk factors section. The Company has also separated such risks into distinct sections.

Risks Related to Doing Business in China, page 102

17.

We note that your definition of “China” and “PRC” on page 3 excludes Hong Kong, Macau and Taiwan for the purposes of your Proxy Statement/Prospectus. Please revise to clarify, where appropriate, that the legal and operational risks of doing business in China also apply to operations in Hong Kong and Macau.

November 22, 2022

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 49 - 60 of the Registration Statement.

18.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 49 - 52 of the Registration Statement.

19.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to affirmatively state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 - 54 of the Registration Statement.

Apollomics audit report to be included in our proxy statement/prospectus was prepared by an auditor located in mainland China..., page 109

20.

We note your disclosure about the Holding Foreign Companies Accountable Act. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 55 - 56 of the Registration Statement.

Apollomics has concluded that there is a significant deficiency in its internal control over financial reporting..., page 131

21.

Please revise this risk factor to identify the nature of the significant deficiency and discuss the steps you have taken, or will take, in order to remediate the significant deficiency in your internal controls.

Response: The Company has revised such risk factor on page 141 to identify the nature of the significant deficiency and to discuss the steps the Company has taken in order to remediate such significant deficiency.

November 22, 2022

Proposal No. 1 - The Business Combination Proposal

Background of the Business Combination, page 139

22.

Please clarify when Maxpro decided not to proceed with a transaction with Target A or Target B. Please also provide a more fulsome discussion of Maxpro’s reasoning for not entering into a transaction with either of these potential targets.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure on page 151 of the Registration Statement.

23.

Please disclose Maxpro’s initial valuation of Apollomics and revise to quantify the final valuation agreed upon in connection with the business combination. Clarify if there were any differences between the two valuations and clearly state the reasoning for any such changes. Please also explain the basis for the Maxpro Board’s valuation, including the underlying methodology and assumptions. We note for example your disclosure that at the September 7 meeting, representatives of ARC Group Ltd. discussed the valuation of Apollomics. Discuss the valuation analyses provided to the Maxpro Board.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure on pages 152 and 153 of the Registration Statement, and has revised the disclosure on page 155 to clarify that ARC Group did not provide a valuation analysis, but rather a discussion of market and industry trends for biotechnology companies.

Proposal No. 1 - The Business Combination Proposal

Description of Fairness Opinion of Marshall & Stevens, page 147

24.

We note your disclosure that Marshall & Stevens did not update or revise its fairness opinion to reflect the transaction structure whereby Apollomics will issue its securities to shareholders of Maxpro with Apollomics as the surviving company. Please expand your disclosure here and in references throughout the filing to explain the implications of this fact to investors, including how the Maxpro Board considered this fact in determining to recommend the terms of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 155 and 159 of the Registration Statement.

Certain Unaudited Prospective Financial Information Regarding Apollomics, page 153

25.

We note the disclaimers throughout this section that readers are cautioned not to rely on the prospective financial projections. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has removed the language from the disclosure on pages 164 - 165.

November 22, 2022

Certain Material Tax Considerations

Tax Consequences to U.S. Holders of the Merger, page 186

26.

We note your disclosure that the parties “intend” for this transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Please have counsel provide a tax opinion addressing the material tax consequences to shareholders. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Section III.C. 3 and 4 of Staff Legal Bulletin No. 19.

Response: We have revised the disclosure on pages 123 and 198 - 199 of the Registration Statement in response to the Staff’s comment. The Company respectfully submits that, for the reasons set forth below, Item 21(a) of Form F-4 and Item 601(b)(8) of Regulation S-K do not require a tax opinion to be filed in connection with the registration statement. This conclusion is consistent with the approach taken in a number of registration statements recently reviewed by the SEC that similarly involved transactions where a SPAC was the acquired entity and the closing was not conditioned on the receipt of a tax ruling or tax opinion.

Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The Company notes the requirements for a tax opinion pursuant to the Staff Legal Bulletin No. 19, Section III are consistent with those in Item 601(b)(8) of Regulation S-K. Because the disclosure does not contain a representation as to the tax treatment of the Merger - and in fact expressly disavows any such representation—the Company respectfully submits that a tax opinion (either in long-form or short-form) is not required.

The existing disclosure describes the significant factual and legal uncertainties regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Due to these uncertainties, the closing of the transaction is not conditioned on the receipt of any tax ruling or tax opinion regarding the qualification of the Merger as a reorganization despite the parties’ intention recited in the transaction agreement that the Merger so qualify. The absence of such a closing condition is not unusual in transactions of this type. In recognition of the lack of guidance directly relevant to the reorganization treatment of Merger in which a SPAC is acquired, the disclosure sets forth a summary of the tax consequences that would obtain if the Mergers were to qualify as a reorganization, as well as the tax consequences that would obtain if the Merger were to fail to so qualify. In addition, the disclosure clearly states that the closing of the Merger is not conditioned upon the receipt of any tax ruling or tax opinion, the qualification of the Merger as a reorganization is uncertain, and the Company is not making any representations as to the tax consequences of the Merger. Furthermore, the Company has revised page 198 to add disclosure making clear that although it is the current intention of the Company and Maxpro to take the position that the Merger qualifies as a reorganization to the extent permitted by applicable law, the facts and circumstances of the proposed transaction render the issue highly uncertain and no assurance can be given that, at the relevant time, the Merger so qualifies or that the IRS will not challenge such qualification.

November 22, 2022

Based on the above, the Company respectfully submits that no tax opinion is required under Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19.

Information about Apollomics, page 201

27.

Please include a more detailed description of Apollomics’ corporate history. For example, we note from your disclosure on page 229 that Apollomics’ wholly-owned subsidiary was originally spun-off from Crown Biosciences International and much of the intellectual property owned by Apollomics was transferred to them as part of this spin-off. Please revise to include this information in your overview of Apollomics on page 201.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 213 of the Registration Statement.

28.

Please increase the size of the graphics appearing throughout this section so that the text is legible, including the pipeline table on page 203. We may have further comment after reviewing your response.

Response: In response to the Staff’s comment, the Company has provided higher resolution graphics throughout the “Information about Apollomics” section of the Registration Statement.

Immuno-Oncology Drugs, page 202

29.

We to note your statement that APL-501 has “has anti-tumor activity comparable to the marketed anti-PD-1 antibody.” Please revise to remove conclusions regarding the efficacy of your product candidates. Please also revise to clarify whether the study producing these results was conducted as a head-to-head trial against this conventional method. To the extent that this is not a head-to-head trial, please remove the statement or tell us why you believe such comparison is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 215 and 283 of the Registration Statement. In addition, the Company respectfully informs the Staff that the preclinical study that is the subject of this comment was not a head-to-head trial and has therefore removed the statement.

Anti-Cancer Enhancers, page 202

30.	Please remove “first-in-class” references here and throughout the prospectus as these statements are speculative in light of the current regulatory status of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 214, 219 and 283 of the Registration Statement.

November 22, 2022

Drug Candidate Development Status, page 203

31.

We note the inclusion of the product candidates APL-108, APL-810 and APL-801 in your pipeline table. Given the limited disclosure related to these product candidates, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure to provide a more fulsome discussion of these product candidates, including a description of preclinical studies or development activities conducted. Alternatively, remove any product candidates that are not currently material from your pipeline table on page 203. We will not object to a narrative discussion of your development plans.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on pages 215 and 284 of the Registration Statement to remove APL-810 and APL-801. The Company has also expanded its discussion of APL-108 on page 238 of the Registration Statement.

APL-101 c-Met Tyrosine Kinase Inhibitor (TKI), page 211

32.

Please revise your disclosure to present objective information about trial results, rather than conclusions as to the safety or efficacy of your product candidates. For example, on page 213 you state that APL-101 showed “preliminary efficacy” for the treatment of nonsmall cell lung cancer. Please revise this statement, and any others like it, to remove conclusions of safety and efficacy, as these conclusions are within the sole authority of the FDA and comparable foreign regulators.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 214 - 215, 218, 224 - 225, 234 - 235 and 283 - 284 of the Registration Statement.

33.

Please revise the discussion of your clinical trials conducted here, and throughout the remainder of this section, to disclose if any Serious Adverse Events were observed and the primary and secondary endpoint for each trial discussed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 226 - 227, 229 and 237 the Registration Statement.

Licensing and Collaboration Agreements, page 230

34.

Please revise your discussion of the RevMab and TYG agreements to provide a more complete discussion of the material terms of these agreements. Your revisions should include the nature and scope of intellectual property transferred, each parties’ rights and obligations, the duration of agreement and royalty term, any termination provisions, upfront or execution payments received or paid, aggregate amounts paid or received to date under agreement, aggregate future potential milestone payments to be paid or received, segregated by regulatory and commercial milestones, and applicable royalty rates or a royalty range not to exceed ten percentage points. Additionally, please file the agreements discussed in this section as exhibits to the registration statement or tell us why you believe such filing is not required.

November 22, 2022

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to provide a more complete discussion of the material terms of the RevMab and TYG agreements. See pages 250 and 248, respectively. Additionally, the Company has filed these agreements as exhibits to the Registration Statement. See Exhibits 10.9 and 10.14, respectively.

Intellectual Property, page 239

35.	Please revise this section to specify the type of protection (e.g. method, composition of matter) for each material patent disclosed in this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to specify the type of protection for each material patent that is listed. See pages 253 - 255.

United States regulation of pharmaceutical product development and approval, page 245

36.

For each accelerated approval process discussed in this section, please revise to explicitly state that these designations do not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 262 - 263 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 308

37.

Please revise the Pro Forma Balance Sheet column such that the amounts equal the historical balances of Apollomics and Maxpro, considering the US GAAP to IFRS conversion and transaction accounting adjustments. For example, it appears that the Pro Forma Balance Sheet cash and cash equivalents amount in Scenario 1 should be $144,123.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 324 - 326 of the Registration Statement.

Enforcement of Civil Liability, page 340

38.

Revise your disclosure here and in your risk factor on page 132 to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. Additionally, if your officers, directors or other members of management are located in China, please include a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 360 - 361, provided the requested disclosure on pages 44 and 59 and revised the disclosure on pages 142-143 of the Registration Statement.

November 22, 2022

Exclusive Forum, page B-40

39.

We note the courts of the Cayman Islands will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please include a risk factor discussing the risks related to your exclusive forum, including that such a provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Registration Statement.

Apollomics Inc. Notes to Consolidated Financial Statements

4. Significant Accounting Policies

Basis of consolidation, page F-44

40.

Please tell us if you consolidate any variable interest entities and the significance of those entities to your consolidated financial statements. If material to your operations, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: The Company’s corporate structure contains no variable interest entities. For clarification and in response to the Staff’s comment 12 above, the Company has revised the disclosure on the cover page, and on pages 28, 29 and 41 of the Registration Statement to affirmatively state that the Company’s corporate structure contains no variable interest entities.

General

41.

We note that EF Hutton was the underwriter for the initial public offering of the SPAC and that ARC Group Ltd served as a financial advisor to Maxpro in connection with this transaction. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us whether you have received notice from these institution about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, identify any financial advisors who served Apollomics in connection with the proposed transaction, and provide similar disclosure as applicable.

November 22, 2022

Response: Maxpro Capital Acquisition Corp. has confirmed to the Company that it has not received notice from any of its financial advisors regarding any intent to cease involvement in the Business Combination. In addition, the Company confirms that it has not engaged any financial advisors in connection with the Business Combination. The Company has revised page 156 of the Registration Statement to note that EF Hutton has been engaged to serve as Maxpro’s placement agent.

* * *

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Guo-Liang Yu, Apollomics Inc.